UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2014

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes	No	x

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes	No	x

INVESTOR RELATIONS THIRD-QUARTER 2014 RESULTS FOR IMMEDIATE RELEASE

Highlights

➢	Consolidated net sales and operating segment income grew by 5.7% and 4.4%, respectively

➢	Royalties from Univision reached US$87.4 million, an increase of 22.4% from third-quarter last year

➢	Record revenues in Sky reaching Ps.4.5 billion, an increase of 9.5% from third-quarter last year

➢	Strong revenue growth in our Telecommunications segment of 21.3%, with growth in video, data and voice revenue generating units (RGUs) of 36.8%, 38.2% and 31.7%, respectively

Consolidated Results

Mexico City, D.F., October 23, 2014—Grupo Televisa, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “Televisa” or “the Company”), today announced results for third-quarter 2014. The results have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

The following table sets forth condensed consolidated statements of income for the quarters ended September 30, 2014 and 2013, in millions of Mexican pesos, as well as the percentage that each line represents of net sales and the percentage change when comparing 2014 with 2013:

	3Q’14	Margin %	3Q’13	Margin %	Change %
Net sales	19,829.7	100.0	18,763.1	100.0	5.7
Operating segment income	8,312.1	41.1	7,960.9	41.6	4.4
Net income	171.9	0.9	2,631.6	14.0	(93.5)
Net (loss) income attributable to stockholders of the Company	(182.8)	(0.9)	2,389.3	12.7	N/A

Net sales increased by 5.7% to Ps.19,829.7 million in third-quarter 2014 compared with Ps.18,763.1 million in third-quarter 2013. This increase was attributable to strong growth in our Sky and Telecommunications businesses. Operating segment income increased 4.4%, reaching Ps.8,312.1 million with a margin of 41.1%.

Net result attributable to stockholders of the Company amounted to a net loss of Ps.182.8 million in third-quarter 2014 compared with a net income of Ps. 2,389.3 million in third-quarter 2013. The net change of Ps.2,572.1 million reflected (i) a Ps.4,445.5 million increase in other expense, net, as a result mainly of a one-time non-cash loss from the agreement to sell our 50% investment in GSF Telecom Holdings, S.A.P.I. de C.V. (“GSF”), the parent company of Iusacell; (ii) a Ps.112.4 million increase in net income attributable to non-controlling interests; and (iii) a Ps.70.2 million decrease in income before other expense, net. These unfavorable variances were offset by (i) a Ps.1,015.0 million decrease in income taxes; (ii) a Ps.724.8 million decrease in finance expense, net; and (iii) a Ps.316.2 million favorable change in share of income or loss of joint ventures and associates, net.

Third-quarter Results by Business Segment

The following table presents third-quarter consolidated results ended September 30, 2014 and 2013, for each of our business segments. Consolidated results for the third-quarter 2014 and 2013 are presented in millions of Mexican pesos.

Net Sales	3Q’14%		3Q’13%		Change %
Content	8,491.8	42.0	8,794.0	46.0	(3.4)
Sky	4,476.8	22.2	4,089.8	21.4	9.5
Telecommunications	5,305.1	26.2	4,374.5	22.8	21.3
Other Businesses	1,936.6	9.6	1,870.8	9.8	3.5
Segment Net Sales	20,210.3	100.0	19,129.1	100.0	5.7
Intersegment Operations1	(380.6)		(366.0)		(4.0)
Net Sales	19,829.7		18,763.1		5.7

Operating Segment Income2	3Q’14	Margin %	3Q’13	Margin %	Change %
Content	4,042.0	47.6	4,415.1	50.2	(8.5)
Sky	2,136.9	47.7	1,903.7	46.5	12.2
Telecommunications	1,981.6	37.4	1,479.1	33.8	34.0
Other Businesses	151.6	7.8	163.0	8.7	(7.0)
Operating Segment Income	8,312.1	41.1	7,960.9	41.6	4.4
Corporate Expenses	(357.9)	(1.8)	(295.2)	(1.5)	(21.2)
Depreciation and Amortization	(2,849.0)	(14.4)	(2,490.3)	(13.3)	(14.4)
Other Expense, net	(4,546.6)	(22.9)	(101.1)	(0.5)	N/A
Operating Income	558.6	2.8	5,074.3	27.0	(89.0)

1 For segment reporting purposes, intersegment operations are included in each of the segment operations.
2 Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other expenses, net.

Content	Third-quarter sales decreased by 3.4% to Ps.8,491.8 million compared with Ps.8,794.0 million in third-quarter 2013.
	Millions of Mexican pesos	3Q’14%		3Q’13%		Change %
	Advertising	6,015.4	70.8	6,426.7	73.1	(6.4)
	Network Subscription Revenue	718.5	8.5	872.3	9.9	(17.6)
	Licensing and Syndication	1,757.9	20.7	1,495.0	17.0	17.6
	Net Sales	8,491.8	100.0	8,794.0	100.0	(3.4)

Advertising revenue decreased by 6.4% to Ps.6,015.4 million compared with Ps.6,426.7 million in third-quarter 2013. These results reflect lower advertising revenues from our national free to air networks explained partially by the new regulation that restricts television advertising during certain time slots for high-caloric foods and beverages. In addition, our free to air advertising revenues were affected by the shift of some advertising budgets from the third-quarter to the second quarter, when the majority of the matches of the 2014 World Cup took place, and by a weak economic environment. Advertising in pay-TV networks increased by 18.1% and represented 5.8% of our advertising revenues.

Third-quarter Network Subscription Revenue decreased by 17.6% to Ps.718.5 million compared with Ps.872.3 million in third-quarter 2013. These results reflect forgone revenue as a result of the compliance with the must-offer ruling that came into effect with the constitutional reform in matters of telecommunications. The must-offer ruling requires us to allow the retransmission free of charge and on a non-discriminatory basis of free-to-air television signals to pay-TV licensees that operate in the same area of geographic coverage, subject to certain conditions being met.

Licensing and Syndication revenue increased by 17.6% to Ps.1,757.9 million compared with Ps.1,495.0 million in third-quarter 2013. The growth is explained mainly by an increase of 22.4% in royalties from Univision, from US$71.4 million in third-quarter 2013 to US$87.4 million in third-quarter 2014. Sales to Latin America and the rest of the world experienced solid growth. These positive effects were partially compensated by lower revenues from our coproductions overseas.

Third-quarter operating segment income decreased by 8.5% to Ps.4,042.0 million compared with Ps.4,415.1 million in third-quarter 2013; the margin was 47.6%. The drop in the margin of 260 basis points from same quarter last year is mainly explained by the drop on free to air advertising revenues, the implementation of the must-offer ruling, and the expenses related to the broadcasting of the 2014 World Cup. This effect was partially compensated by lower production expenses.

Sky
Third-quarter sales grew by 9.5% to Ps.4,476.8 million compared with Ps.4,089.8 million in third-quarter 2013. The increase was driven by solid growth in the subscriber base in Mexico, which is explained by the continued success of Sky’s low-cost offerings and the attractiveness of Sky’s traditional pay-TV packages. The number of net active subscribers increased by 160,183 during the quarter to 6,517,735 as of September 30, 2014, of which 194,646 are in Central America and the Dominican Republic, compared with 5,878,925 as of September 30, 2013.

Third-quarter operating segment income increased by 12.2% to Ps.2,136.9 million compared with Ps.1,903.7 million in third-quarter 2013, and the margin was 47.7% an increase of 120 basis points from same quarter last year. Sky benefited from higher revenues and lower programming costs resulting from the must-offer ruling, which were partially compensated by higher programming expenses related mainly to the transmission of certain matches of the 2014 World Cup.

Telecommunications
Third-quarter sales increased by 21.3% to Ps.5,305.1 million compared with Ps.4,374.5 million in third-quarter 2013. This increase includes the consolidation, starting September 1st, of Ps.329.7 million revenues from Cablecom. Revenues from our three cable operations Cablevisión, Cablemás and TVI, and Bestel experienced solid growth. Including the acquisition of Cablecom, Voice and Data revenue generating units, or RGUs, grew 31.7% and 38.2% compared with third-quarter 2013, respectively, while Video RGUs expanded by 36.8%.

Year-over-year, Cablevisión, Cablemás, TVI, and Bestel net sales increased 14.3%, 9.7%, 19.9%, and 15.0% respectively.

	The following table sets forth the breakdown of RGUs for each of our four cable subsidiaries as of September 30, 2014.
		Cablevisión	Cablemás	TVI	Cablecom	Total
	Video	883,164	1,204,486	478,786	803,850	3,370,286
	Broadband	739,065	812,555	361,103	252,918	2,165,641
	Voice	438,507	403,066	172,868	133,456	1,147,897
	RGUs	2,060,736	2,420,107	1,012,757	1,190,224	6,683,824

Third-quarter operating segment income increased by 34.0% to Ps.1,981.6 million compared with Ps.1,479.1 million in third-quarter 2013, and the margin reached 37.4%, an increase of 360 basis points from same quarter last year. These results include the consolidation of Cablecom, which contributed with Ps.157.3 million to operating segment income, and the benefit from lower programming costs, as a result of the must-offer ruling, which were partially offset by higher personnel, maintenance, and marketing costs and expenses.

The following table sets forth the breakdown of revenues and operating segment income, excluding consolidation adjustments, for our telecommunications subsidiaries for the quarter. In the case of Cablecom only the month of September is included.

	Millions of Mexican pesos	Cablevisión	Cablemás	TVI	Cablecom	Bestel
	Revenue(1)	1,613.1	1,720.9	819.4	329.7	943.1
	Operating Segment Income(1)	664.3	630.8	323.3	157.3	332.3
	Margin	41.2%	36.7%	39.5%	47.7%	35.2%

(1) These results do not include consolidation adjustments of Ps.121.1 million in revenues nor Ps.126.4 million in Operating Segment Income, which are considered in the consolidated results of Telecommunications.

Other Businesses

Third-quarter sales increased by 3.5% to Ps.1,936.6 million compared with Ps.1,870.8 million in third-quarter 2013. This increase is explained mainly by i) an increase in the revenues of our soccer business; ii) an increase in the revenues of our gaming business, as a result of an increase in the revenues from our electronic gaming machines; iii) an increase in the revenues of our feature-film distribution business in Mexico and the United States, due in part to the distribution of the film “Más Negro que la Noche”; and iv) an increase in the revenues of our radio business due to higher advertising sales. This effect was partially compensated by a decrease in the revenues of our publishing business.

Third-quarter operating segment income decreased by 7.0% to Ps.151.6 million compared with Ps.163.0 million in third-quarter 2013, and the margin reached 7.8%. These results reflect lower revenues from our publishing business as well as higher marketing costs and expenses in our feature-film distribution business. These effects were partially compensated by the increase in the profitability of our soccer and gaming businesses.

Corporate Expenses

Corporate expense increased by Ps.62.7 million, or 21.2%, to Ps.357.9 million in third-quarter 2014, from Ps.295.2 million in third-quarter 2013. The increase reflected primarily a higher share-based compensation expense.

Share-based compensation expense in third-quarter 2014 and 2013 amounted to Ps.224.4 million and Ps.164.7 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are conditionally sold to officers and employees, and is recognized over the vesting period. The increase of Ps.59.7 million reflected primarily a higher number of our CPOs conditionally sold to officers and employees involved in our Telecommunications segment, as well as the increase in the market price of our CPO from last year.

Other Expense, Net

Other expense, net, increased by Ps.4,445.5 million to Ps.4,546.6 million in third- quarter 2014, from Ps.101.1 million in third-quarter 2013. This increase reflected primarily a one-time non-cash loss from the agreement to sell our investment in GSF, our 50% joint venture in the Iusacell telecom business, in connection with a transaction agreement with our partner in GSF in September 2014, as discussed below.

Other expense, net, also included financial advisory and professional services, donations and loss on disposition of property and equipment for the third-quarter 2014.

Non-operating Results

Finance Expense, Net

The following table sets forth the finance expense (income), net, stated in millions of Mexican pesos for the quarters ended September 30, 2014 and 2013.

	3Q’14	3Q’13	Increase (decrease)
Interest expense	1,421.4	1,233.9	187.5
Interest income	(330.0)	(261.8)	(68.2)
Foreign exchange loss, net	233.2	121.4	111.8
Other finance (income) expense, net	(887.4)	68.5	(955.9)
Finance expense, net	437.2	1,162.0	(724.8)

Finance expense, net, decreased by Ps.724.8 million, or 62.4%, to Ps.437.2 million in third-quarter 2014 from Ps.1,162.0 million in third-quarter 2013. This decrease resulted primarily from (i) a favorable change in fair value of the embedded derivate related to our option to convert our investment in debentures issued by Broadcasting Media Partners (“BMP”), the controlling company of Univision, into an equity stake of BMP; and (ii) a Ps.68.2 million increase in interest income explained primarily by a higher average amount of cash equivalents and temporary investments in third-quarter 2014. These favorable variances were partially offset by (i) a Ps.187.5 million increase in interest expense, due primarily to a higher average principal amount of debt and finance lease obligations in third-quarter 2014; and (ii) a Ps.111.8 million increase in foreign exchange loss resulting primarily from the effect of a 3.2% depreciation of the Mexican peso against the U.S. dollar on our average net unhedged U.S. dollar liability position in third-quarter 2014 compared with a 0.9% depreciation and a lower U.S. dollar liability position in third-quarter 2013.

Share of Income or Loss of Joint Ventures and Associates, Net

Share of income or loss of joint ventures and associates, net, changed by Ps.316.2 million to a net income of Ps.116.4 million in third-quarter 2014 from a net loss of Ps.199.8 million in third-quarter 2013. This change reflected mainly a reduction in loss of GSF, our 50% joint venture in the Iusacell telecom business, as well as a higher income of BMP, the controlling company of Univision.

Income Taxes

Income taxes decreased by Ps.1,015.0 million to Ps.65.9 million in third-quarter 2014 compared with Ps.1,080.9 million in third-quarter 2013. This decrease reflected primarily a lower tax base.

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests increased by Ps.112.4 million, or 46.4%, to Ps.354.7 million in third-quarter 2014, compared with Ps. 242.3 million in third-quarter 2013. This increase reflected primarily a higher portion of net income attributable to non-controlling interests in our Telecommunications segment.

Other Relevant Information

Capital Expenditures and Investments

During third-quarter 2014, we invested approximately US$332.6 million in property, plant and equipment as capital expenditures, including approximately US$183.4 million for our Telecommunications segment, US$102.4 million for our Sky segment, and US$46.8 million for our Content segment and other businesses.

Our investment in property, plant and equipment in our Telecommunications segment during third-quarter 2014 included approximately US$41.1 million for Cablevisión, US$81.5 million for Cablemás, US$39.9 million for TVI, US$4.4 million for Cablecom, and US$16.5 million for Bestel.

In August 2014, we acquired, pursuant to applicable regulations, 100% of the equity interest of Grupo Cable TV, S.A. de C.V. (“Cablecom”) through the conversion of certain debt instruments previously subscribed by Tenedora Ares, S.A.P.I. de C.V. (“Ares”), the controlling company of Cablecom, the capitalization of a long-term loan previously subscribed by Ares, and cash in the amount of Ps.5,908 million. The total fair value consideration for the acquisition of Cablecom amounted to Ps.15,847.7 at the acquisition date. We began to consolidate Cablecom in our consolidated statement of financial position as of August 31, 2014, and therefore, our consolidated statements of income for the three-month and nine-month periods ended September 30, 2014, included the results of Cablecom for the month ended on that date.

In September 2014, our partner in GSF agreed to purchase our 50% equity participation in the Iusacell telecom business at a cash purchase price of US$717 million (Ps.9,623.2 million). As a result of this transaction, which is subject to customary closing conditions and required regulatory approvals, we recognized a one-time non-cash loss of approximately US$316 million (Ps.4,168.5 million) in consolidated other expense for third-quarter 2014.

Debt and Finance Lease Obligations

The following table sets forth our total consolidated debt and finance lease obligations as of September 30, 2014 and December 31, 2013. Amounts are stated in millions of Mexican pesos.

	Sep 30, 2014	Dec 31, 2013	Increase (decrease)
Short-term debt and current portion of long-term debt, net of finance costs of Ps.2.0 and Ps.1.6 as of September 30, 2014 and December 31, 2013, respectively	335.7	312.7	23.0
Long-term debt, net of finance costs of Ps.1,288.5 and Ps.807.0 as of September 30, 2014 and December 31, 2013, respectively	76,704.8	59,743.1	16,961.7
Total debt	77,040.5	60,055.8	16,984.7
Current portion of finance lease obligations	418.8	424.7	(5.9)
Long-term finance lease obligations (excluding current portion)	4,443.7	4,494.5	(50.8)
Total finance lease obligations	4,862.5	4,919.2	(56.7)

As of September 30, 2014, our consolidated net debt position (total debt less cash and cash equivalents, temporary investments, and noncurrent held-to-maturity and available-for-sale investments) was Ps.39,747.5 million. The aggregate amount of noncurrent held-to-maturity and available-for-sale investments as of September 30, 2014, amounted to Ps.6,151.1 million.

In September 2014, we prepaid peso-denominated long-term bank loans in the principal amount of Ps.4,500.0 million which were originally due in 2016. The aggregate amount paid by us amounted to Ps.4,775.9 million which included related accrued interest and fees.

Shares Outstanding

As of September 30, 2014 and December 31, 2013, and excluding the outstanding CPO equivalents held in a trust for the implementation of the long-term retention plan, our shares outstanding amounted to 338,373.3 million and 335,501.0 million shares, respectively, and our CPO equivalents outstanding amounted to 2,892.1 million and 2,867.5 million CPO equivalents, respectively. Not all of our shares are in the form of CPOs. The number of CPO equivalents is calculated by dividing the number of shares outstanding by 117.

As of September 30, 2014 and December 31, 2013, the GDS (Global Depositary Shares) equivalents outstanding amounted to 578.4 million and 573.5 million GDS equivalents, respectively. The number of GDS equivalents is calculated by dividing the number of CPO equivalents by five.

About Televisa

Televisa is the largest media company in the Spanish-speaking world based on its market capitalization and a major participant in the international entertainment business. It operates four broadcast channels in Mexico City, produces and distributes 24 pay-TV brands for distribution in Mexico and the rest of the world, and exports its programs and formats to the U.S. through Univision Communications Inc. (“Univision”) and to other television networks in over 50 countries. Televisa is also an active participant in Mexico’s telecommunications industry. It has a majority interest in Sky, a leading direct-to-home satellite television system operating in Mexico, the Dominican Republic and Central America and in five cable and telecommunications businesses: Cablevisión, Cablemás, Cablecom, TVI and Bestel. Through its cable companies, Televisa offers video, voice, and broadband services. Televisa also has interests in magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, the operation of a horizontal Internet portal, and gaming. In addition, Televisa has a 50% equity stake in GSF Telecom Holdings, S.A.P.I. de C.V. (“GSF”), the controlling company of Grupo Iusacell, S.A. de C.V. (“Iusacell”), Mexico’s third largest mobile telecom provider in terms of subscribers. In the United States, Televisa has equity and debentures that, upon conversion and subject to any necessary approval from the Federal Communications Commission (“FCC”) in the United States, would represent approximately 38% on a fully diluted, as-converted basis of the equity capital in Broadcasting Media Partners, Inc. (“BMP”), the controlling company of Univision, the leading media company serving the United States Hispanic market.

Disclaimer

This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

(Please see attached tables for financial information data)

###

Investor Relations:
Carlos Madrazo / Tel: (52 55) 5261 2445 / cmadrazov@televisa.com.mx
Eduardo Nestel / Tel: (52 55) 5261 2438 / enestel@televisa.com.mx

Media Relations:
Alejandro Olmos / Tel: (52 55) 5224 6420 / aolmosc@televisa.com.mx
Regina Moctezuma / Tel: (52 55) 5224 5456 / rmoctezumag@televisa.com.mx

www.televisair.com

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013
(Millions of Mexican Pesos)

ASSETS	September 30, 2014(Unaudited)		December 31, 2013 (Audited)

Current assets:
Cash and cash equivalents	Ps.	26,673.9	Ps.	16,692.0
Temporary investments		4,468.0		3,723.0
Trade notes and accounts receivable, net		12,541.8		20,734.1
Other accounts and notes receivable, net		2,112.6		2,405.9
Derivative financial instruments		2.5		3.4
Due from affiliated companies		890.1		1,353.6
Transmission rights and programming		5,523.5		4,970.6
Inventories, net		2,623.8		1,718.4
Other current assets		2,434.0		1,606.7
		57,270.2		53,207.7
Investment in GSF held to sale		9,623.2		-
Total non-current assets		66,893.4		53,207.7

Non-current assets:
Accounts receivable		8.0		-
Derivative financial instruments		0.4		4.9
Transmission rights and programming		8,736.5		9,064.9
Investments in financial instruments		32,064.2		38,016.4
Investments in joint ventures and associates		4,682.2		18,250.8
Property, plant and equipment, net		57,854.6		53,476.5
Intangible assets, net		25,980.0		11,382.3
Deferred income taxes		11,159.6		10,608.8
Other assets		145.9		96.6
Total non-current assets		140,631.4		140,901.2
Total assets	Ps.	207,524.8	Ps.	194,108.9

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013
(Millions of Mexican Pesos)

LIABILITIES	September 30, 2014 Unaudited)		December 31, 2013 (Audited)
Current liabilities:
Short-term debt and current portion of long-term debt	Ps.	335.7	Ps.	312.7
Current portion of finance lease obligations		418.8		424.7
Trade payables		12,371.0		10,719.5
Customer deposits and advances		11,038.1		21,962.9
Taxes payable		1,201.7		1,692.4
Interest payable		1,210.2		796.2
Employee benefits		1,078.7		857.9
Due to affiliated companies		38.2		183.3
Other accrued liabilities		3,622.5		3,333.5
Total current liabilities		31,314.9		40,283.1
Non-current liabilities:
Long-term debt, net of current portion		76,704.8		59,743.1
Finance lease obligations, net of current portion		4,443.7		4,494.5
Derivative financial instruments		338.5		335.3
Customer deposits and advances		897.6		474.0
Income taxes payable		6,368.2		6,800.8
Other long-term liabilities		2,360.1		3,318.9
Post-employment benefits		240.5		79.8
Total non-current liabilities		91,353.4		75,246.4
Total liabilities		122,668.3		115,529.5

EQUITY
Capital stock		4,978.1		4,978.1
Additional paid-in-capital		15,889.8		15,889.8
		20,867.9		20,867.9
Retained earnings:
Legal reserve		2,139.0		2,139.0
Unappropriated earnings		55,162.1		47,010.6
Net income for the period		2,882.7		7,748.3
		60,183.8		56,897.9
Accumulated other comprehensive income, net		5,181.1		3,394.0
Shares repurchased		(12,650.7)		(12,848.4)
		52,714.2		47,443.5
Equity attributable to stockholders of the Company		73,582.1		68,311.4
Non-controlling interests		11,274.4		10,268.0
Total equity		84,856.5		78,579.4
Total liabilities and equity	Ps.	207,524.8	Ps.	194,108.9

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE THREE AND
NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013
(Millions of Mexican Pesos)

	Three months ended September 30,				Nine months ended September 30,
	2014		2013		2014		2013
	(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)

Net sales	Ps.	19,829.7	Ps.	18,763.1	Ps.	56,098.1	Ps.	52,347.6

Cost of sales		10,357.2		9,697.2		30,245.6		28,115.2

Selling expenses		2,140.6		1,837.7		6,125.1		5,066.3

Administrative expenses		2,226.7		2,052.8		6,557.9		5,907.7
Income before other (expense) income		5,105.2		5,175.4		13,169.5		13,258.4
Other (expense) income, net		(4,546.6)		(101.1)		(4,759.8)		160.8
Operating income		558.6		5,074.3		8,409.7		13,419.2
Finance expense		(1,654.6)		(1,423.8)		(4,455.1)		(3,965.7)
Finance income		1,217.4		261.8		1,662.9		791.7
Finance expense, net		(437.2)		(1,162.0)		(2,792.2)		(3,174.0)
Share of income (loss) of joint ventures and associates, net		116.4		(199.8)		47.5		(923.2)
Income before income taxes		237.8		3,712.5		5,665.0		9,322.0
Income taxes		65.9		1,080.9		1,666.8		2,945.5
Net income	Ps.	171.9	Ps.	2,631.6	Ps.	3,998.2	Ps.	6,376.5

Net (loss) income attributable to:
Stockholders of the Company	Ps.	(182.8)	Ps.	2,389.3	Ps.	2,882.7	Ps.	5,284.4
Non-controlling interests		354.7		242.3		1,115.5		1,092.1
Net income	Ps.	171.9	Ps.	2,631.6	Ps.	3,998.2	Ps.	6,376.5

Basic (loss) earnings per CPO attributable to stockholders of the Company	Ps.	(0.06)	Ps.	0.84	Ps.	1.00	Ps.	1.85

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: October 24, 2014	By:	/s/ Joaquín Balcárcel Santa Cruz
		Name:	Joaquín Balcárcel Santa Cruz
		Title:	General Counsel